[Letterhead of Schweiger & Associates]

                                  May 12, 1997

Mr. Michael G. Martin
President
Proformix
50 Tannery Road
Branchburg, NJ - 808876

Dear Mike:

Subject: Consulting Engagement

This letter confirms our several conversations concerning management consulting services and the ongoing needs of Proformix, Inc., a Delaware Corporation having its principal office at 50 Tannery Road, Branchburg, NJ ("Proformix") and Anthony W. Schweiger, a sole proprietor doing business as Schweiger & Associates ("Schweiger"). Since December 15, 1997 I have been providing management consulting services to Proformix and fulfilling the role of Acting Chief Operating Officer with the primary focus on orchestrating the Company's turnaround. An integral part of the turnaround has required me to forego receipt cash payments and change the focus of my original assignment.

We have agreed that at some time in the near future, we will negotiate a mutually acceptable employment agreement which will address appropriate terms and conditions, including title, compensation, term and an opportunity to participate in the value I can help create. Accordingly, we have agreed to the following:

1.   The consulting agreement term shall be extended to October 31, 1997.

2. In consideration of the need of Proformix to substantially change and defer payment of the compensation Proformix and Schweiger agree to continue the retainer to $6000 per month until June 30, 1997 at which time the retainer shall cease and a consulting fee in the amount of $8000 per month for July and August and $9000 per month until the agreement is terminated. Up to $40,000 of the paid retainer shall be credited against a flat cash bonus of $100,000 which shall be payable upon the Company having adequate cash resources to make the payment, but in no event later than December 1, 1997

3. As additional consideration for orchestrating the business turnaround and implementing substantive changes in the marketing and sales organization including cooperative marketing agreements with entities acceptable to Proformix, Anthony W. Schweiger shall receive an immediate grant of 400,000 shares. As additional consideration for continued deferral of fees and services rendered, Proformix shall grant to Anthony W. Schweiger 50,000 shares per month commencing May 1, 1997 and continuing until October 1, 1997. In lieu of the foregoing, the grant of options totaling 750,000 shares hereby reduced to 150,000. In addition, the grant of options on the remaining 150,000 shares of Proformix common stock shall be made concurrent with the completion of a merger or acquisition with a public entity. Notwithstanding the terms of the original understanding, the strike price of the options shall be $.50 per share. The value of the grant shall be determined in accordance with Generally Accepted Accounting Principles
     (GAAP) and applicable Internal Revenue rules and regulations.

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4.   It is the intent of Proformix and  Schweiger  that at some time in the near future and prior to December 31, 1997, Schweiger and Proformix will agree on some ongoing employment understanding.

Please acknowledge your acceptance of these changes by signing and returning the copy of this letter enclosed for your convenience. I look forward to continuing work with you and making Proformix realize your vision for a successful business focused on delivering ergonomic products for the computerized work place.

Sincerely,

                                          Accepted this 12 day of May, 1997

/s/ Anthony W. Schweiger                  /s/ Michael G. Martin
                                          ---------------------------------